                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Subject Company (Issuer))

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Filing Person, the Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                       N/A
                                       ---
                      (CUSIP Number of Class of Securities)

                              Robert R. Jones, III
                      President and Chief Executive Officer
                     United Bancorporation of Alabama, Inc.
                                Post Office Box 8
                              Atmore, Alabama 36504
                                 (251) 368-2525
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:
                             James Dale Smith, Esq.
                              Armbrecht Jackson LLP
                               Post Office Box 290
                              Mobile, Alabama 36601
                                 (251) 405-1300

                            CALCULATION OF FILING FEE

======================================= ====================================
          Transaction Value*                   Amount of Filing Fee
--------------------------------------- ------------------------------------
               $999,750                               $91.98
======================================= ====================================


*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 32,250 shares of Common Stock of United Bancorporation of Alabama, Inc. at the tender offer purchase price of $31.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $91.98                           Form or Registration Number: Schedule TO
Filing Party: United Bancorporation of Alabama, Inc.     Date Filed: April 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ X ]

This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the issuer tender offer (the "Offer") of United Bancorporation of Alabama, Inc., a Delaware corporation, to purchase up to 32,250 shares of its Class A Common Stock, $0.01 par value per share, at a price of $31.00 per share as described in United Bancorporation of Alabama, Inc.'s Schedule TO filed April 15, 2002, as amended by Amendment No. 1 filed April 22, 2002 ("Schedule TO"). United Bancorporation of Alabama Inc.'s Offer to Purchase dated April 12, 2002 (the "Offer to Purchase"), which was filed as Exhibit (a)(1) to the Schedule TO, sets forth certain terms and conditions of the Offer.

Item 4 of Schedule TO is amended and supplemented to add the following:

         ITEM 4.   TERMS OF THE TRANSACTION.

         The Offer expired at 5:00 p.m., Central time, on June 28, 2002. Pursuant to the Offer to Purchase, 12,817 shares of the Class A Common Stock, $0.01 par value per share, of United Bancorporation of Alabama, Inc. were validly tendered, not withdrawn and accepted for purchase by United Bancorporation of Alabama, Inc., at the purchase price of $31.00 per share.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2002

                                       UNITED BANCORPORATION OF ALABAMA, INC.

                                       By:   /s/ Mitchell D. Staples
                                           -------------------------------------
                                           Mitchell D. Staples
                                           Treasurer



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